Exhibit 2.3

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

AND JOINT ESCROW INSTRUCTIONS

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (the “First Amendment”) is entered into effective as of September 26, 2003, by and between Maxwell Technologies, Inc., a Delaware corporation (“Seller”) and Horizon Christian Fellowship, a California not for profit corporation (“Buyer”)with reference to the following recitals:

RECITALS

A.                                   Seller and Buyer previously entered into a Purchase and Sale Agreement and Joint Escrow Instructions dated effective August 15, 2003 (the “Agreement”), relating to that certain industrial/office building located at 8888-8992 Balboa Avenue, San Diego, California, as more particularly described in the Agreement.

B.                                     Seller and Buyer now wish to modify certain provisions of the Agreement, as set forth in detail below.

NOW THEREFORE, for good and valuable consideration, the parties agree as follows:

AGREEMENT

1.                                       Additional Deposit.  On or before close of business on Monday, September 29, 2003, Buyer shall increase the Deposit by the additional sum of $200,000, to a total of $650,000, by depositing such amount with Escrow Holder by cashier’s check or wire transfer of immediately available funds.

2.                                       Due Diligence Period.  Section 4.1 is amended to provide that the Due Diligence Period shall expire at 5:00 p.m. Pacific time on Friday, October 10, 2003.

3.                                       Title Review Period.  Section 4.2 is amended to provide that the Title Review Period shall expire at 5:00 p.m. Pacific time on Monday, October 6, 2003

4.                                       Definitions.  All capitalized words used herein shall have the definition set forth in the Agreement, unless otherwise defined herein.

5.                                       Counterparts.  This First Amendment may be executed in any number of identical counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all counterparts hereof taken together shall constitute a single instrument.  The facsimile signatures of the parties shall be deemed to constitute original signatures, and facsimile copies hereof shall be deemed to constitute duplicate original counterparts.

6.                                       Effective Date.  This First Amendment shall be effective as of the effective date set forth above.

7.                                       Conflicting Terms.  In the event of a conflict between the terms of the Agreement and the terms of this First Amendment, the terms of this First Amendment shall govern.

IN WITNESS WHEREOF, Buyer and Seller have executed this First Amendment as of the date first above written.

SELLER:		BUYER:

Maxwell Technologies, Inc., a Delaware corporation		Horizon Christian Fellowship, a California not for profit corporation

By:	/s/ Richard E. Smith	By:	/s/ Michael Turk

Name:	Richard E. Smith	Name:	Michael Turk

Title:	Exec. V.P.	Title:	Member Board of Directors